Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-257510
January 8, 2024

REALTY INCOME CORPORATION

PRICING TERM SHEET

4.750% Notes due 2029

5.125% Notes due 2034

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated January 8, 2024 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 29, 2021 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Securities:	4.750% Notes due 2029 (the “2029 notes”)
5.125% Notes due 2034 (the “2034 notes”)

The 2029 notes and the 2034 notes (collectively, the “notes”) will each constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Anticipated Rating:[1]	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by S&P Global Ratings (stable outlook)

Trade Date:	January 8, 2024

Expected Settlement Date:	January 16, 2024 (T+5)

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the second business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Net Proceeds:	Approximately $1,229.7 million after deducting the underwriting discounts but before deducting other estimated expenses payable by the Company.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:	The Company intends to use the net proceeds it receives from this offering for general corporate purposes, which may include, among other things, the repayment or repurchase of the Company’s indebtedness (including borrowings under the Company’s revolving credit facility and commercial paper programs), foreign currency swaps or other hedging instruments, the development, redevelopment and acquisition of additional properties, acquisition or business combination transactions, and the expansion and improvement of certain properties in the Company’s portfolio. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facility, commercial paper programs or other indebtedness, see “Underwriting (Conflicts of Interest)—Other Relationships” and “Underwriting (Conflicts of Interest) — Conflicts of Interest” in the Preliminary Prospectus Supplement.

Principal Amount:	2029 notes: $450,000,000
2034 notes: $800,000,000

Maturity Date:	2029 notes: February 15, 2029
2034 notes: February 15, 2034

Interest Rate:	2029 notes: 4.750% per annum, accruing from January 16, 2024
2034 notes: 5.125% per annum, accruing from January 16, 2024

Interest Payment Dates:	2029 notes: February 15 and August 15, commencing August 15, 2024
2034 notes: February 15 and August 15, commencing August 15, 2024

Price to Public:	2029 notes: 99.225%, plus accrued interest, if any
2034 notes: 98.910%, plus accrued interest, if any

Spread to Benchmark Treasury:	2029 notes: +95 basis points
2034 notes: +125 basis points

Benchmark Treasury:	2029 notes: 3.750% due December 31, 2028
2034 notes: 4.500% due November 15, 2033

Benchmark Treasury Price/Yield:	2029 notes: 99-00 / 3.973%
2034 notes: 103-29 / 4.015%

Reoffer Yield:	2029 notes: 4.923%
2034 notes: 5.265%

Optional Redemption:	Prior to January 15, 2029 (one month prior to their maturity date) (the “2029 notes Par Call Date”), the Company may redeem the 2029 notes, and prior to November 15, 2033 (three months prior to their maturity date) (the “2034 notes Par Call Date”), the Company may redeem the 2034 notes, in each case, at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes of such series to be redeemed discounted to the redemption date (assuming the notes matured on the 2029 notes Par Call Date, in the case of the 2029 notes, or on the 2034 notes Par Call Date, in the case of the 2034 notes) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 15 basis points, in the case of the 2029 notes, and 20 basis points, in the case of the 2034 notes, less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes of the applicable series to be redeemed,

plus, in either case, accrued and unpaid interest on the notes of the applicable series to be redeemed to the redemption date.

On or after the 2029 notes Par Call Date, in the case of the 2029 notes, or on or after the 2034 notes Par Call Date, in the case of the 2034 notes, the Company may redeem the notes of the applicable series, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest on the notes of the applicable series to be redeemed to the applicable redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

CUSIP/ISIN:	2029 notes: 756109 CF9 / US756109CF99
2034 notes: 756109 CG7 / US756109CG72

Underwriters

Joint Book-Running Managers:	Wells Fargo Securities, LLC
BBVA Securities Inc.
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
TD Securities (USA) LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
BofA Securities, Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.

Co-Lead Managers:	Regions Securities LLC
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC
Huntington Securities, Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp.
Citizens JMP Securities, LLC
Santander US Capital Markets LLC
UBS Securities LLC
Comerica Securities, Inc.
Moelis & Company
Samuel A. Ramirez & Company, Inc.
Academy Securities, Inc.
R. Seelaus & Co., LLC

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $4.25 billion revolving credit facility and $250.0 million term loan facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Wells Fargo Securities, LLC by telephone (toll free) at 1-800-645-3751, BBVA Securities Inc. by telephone (toll free) at 1-800-422-8692, Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, Mizuho Securities USA LLC by telephone (toll free) at 1-866-271-7403 or TD Securities (USA) LLC by telephone (toll free) at 1-855-495-9846.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

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